EQUITABLE RESOURCES

225 North Shore Drive

Pittsburgh, PA  15212-5861

                                                                                                                March 13, 2006

Securities and Exchange Commission

100 F Street., N.E.

Washington, D.C.  20549

                Re:          Registration Statement No. 333-129286

Ladies and Gentlemen:

The undersigned registrant, through its duly authorized officer, requests that the Securities and Exchange Commission (the “Commission”), acting pursuant to Section 8(a) of the Securities Act of 1933, as amended (the “Securities Act”), enter an appropriate order making the above-referenced Registration Statement effective at 1:00 p.m. Eastern time on Wednesday, March 15, 2006 or as soon thereafter as may be practicable.

The undersigned hereby confirms that the registrant is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the offering of the securities covered by the Registration Statement.

In addition, the undersigned registrant acknowledges the following:

-                    should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

-                    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

-                    the registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

EQUITABLE RESOURCES, INC.

By:	/s/ David L. Porges
David L. Porges
Vice Chairman and
Executive Vice President, Finance and
Administration